DICK’S SPORTING GOODS, INC.
345 Court Street
Coraopolis, PA 15108

June 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	DICK’S Sporting Goods, Inc. Registration Statement on Form S-4 Filed on June 5, 2026 File No. 333-296543

Ladies and Gentlemen:

DICK’S Sporting Goods, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-296543), filed by the Company with the United States Securities and Exchange Commission on June 5, 2026 (the “Registration Statement”), to 4:00 p.m., Eastern time, on Tuesday, June 16, 2026, or as soon thereafter as practicable.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

Please contact Joseph S. Payne of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1124 or JSPayne@wlrk.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

DICK’S SPORTING GOODS, INC.

/s/ Navdeep Gupta
Navdeep Gupta Executive Vice President – Chief Financial Officer